

September 22, 2021


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the abrdn Bloomberg Industrial Metals Strategy K-1 Free ETF, a series of abrdn ETFs under the Exchange Act of 1934.


Sincerely,

